FILED BY PEET’S COFFEE & TEA, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: DIEDRICH COFFEE, INC.

COMMISSION FILE NO. 000-21203

Peet’s Coffee & Tea Enhances Proposal to Acquire Diedrich Coffee

Proposal is Superior in Value, Speed and Certainty of Closing in Light of Antitrust Risks Associated with Competing Offer

EMERYVILLE, Calif., Nov 30, 2009 — Peet’s Coffee & Tea, Inc. (NASDAQ: PEET) announced today that it reinstated and enhanced its previously expired proposal to acquire Diedrich Coffee, Inc. (NASDAQ: DDRX) for stock and cash valued at $32.50 based on Peet’s current stock price. Under its enhanced proposal, the stock component remains at 0.321 of a share of Peet’s common stock, and the cash component will be an amount between $21.26 and $22.87 such that the value of the total consideration paid per Diedrich share equals $32.50 for all Peet’s common stock prices between $30.00 and $35.00. If Peet’s volume-weighted average stock price over a designated period prior to the completion of the exchange offer is $35.00 or higher, the value of the offer would increase above $32.50 per share, and if Peet’s average stock price over that period is $30.00 or lower, the value of the offer would decrease below $32.50. Peet’s stock closed today at $32.56 on the Nasdaq Global Select Market.

When Peet’s originally presented its November 22, 2009 proposal, Peet’s stock price was $38.00, which valued the proposal at $32.00 per Diedrich share. By November 24, 2009, following the announcement of a competing bid for Diedrich by Green Mountain Coffee Roasters, Inc. (NASDAQ: GMCR), Peet’s proposal was valued at $30.35 per Diedrich share based on the $32.86 closing price of Peet’s common stock on November 24, 2009.

Peet’s presented the details of its modified proposal in a November 30, 2009 letter to the Diedrich board of directors. Peet’s also reiterated its intention and capability to close the transaction before year-end 2009, while GMCR referred in its November 25, 2009 press release to a closing of its proposed transaction in early 2010. In addition, GMCR’s proposed definitive agreement with Diedrich allows it to extend the latest date by which the transaction must be completed to June 29, 2010 in the event of failure to obtain Hart-Scott-Rodino antitrust clearance. Peet’s accelerated the corresponding date in its enhanced proposal from March 31, 2010 to February 15, 2010, with no extension for Hart-Scott-Rodino clearance. Peet’s views these timing differences to be a material factor in making Peet’s proposal superior to GMCR’s.

Under Peet’s enhanced proposal, as with its previous proposal, outstanding warrants and options to acquire Diedrich common stock will also be converted into the right to receive a combination of cash and shares of Peet’s common stock.

“In light of the antitrust challenges that Diedrich and GMCR acknowledge in their proposed agreement, along with the higher price, upside potential and greater protection against downside risk in our proposal, we strongly believe this new proposal to be clearly superior to the GMCR offer,” said Patrick O’Dea, President and CEO of Peet’s.

Peet’s board of directors is being advised on antitrust matters by Kevin Arquit of Simpson Thacher & Bartlett LLP. Mr. Arquit is widely recognized as a leading antitrust authority. Prior to joining Simpson Thacher, Mr. Arquit was Director of the Bureau of Competition at the U.S. Federal Trade Commission.

“We continue to believe that our acquisition of Diedrich would create significant value for the stockholders of both companies,” said Mr. O’Dea. “We also remain convinced that Peet’s participation in the single serve K-Cup market would bring much-needed competition to that market that would benefit both consumers and retail trade customers while also accelerating household penetration of the Keurig brewer system,” added O’Dea.

Assuming Peet’s enhanced proposal is accepted, Peet’s expects the acquisition to be dilutive to earnings in 2010 and accretive thereafter. Peet’s expects fully-diluted earnings per share to be in the range of $0.70 to $0.80 in 2010 and

$2.00 to $2.10 in 2011. Peet’s plans to finance the cash portion of the acquisition through a combination of cash on hand (at both companies) and $175 million of committed debt financing from Rabobank Nederland.

Cooley Godward Kronish LLP is acting as Peet’s legal advisor; Simpson Thacher & Bartlett LLP is acting as legal advisor on antitrust matters. Morgan Stanley and Jesse Capital Management are serving as financial advisors.

Additional Information and Where to Find It

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Diedrich. Peet’s has filed a registration statement on Form S-4 (containing a prospectus/offer to purchase and certain other offer documents) and a tender offer statement on Schedule TO with the SEC and Diedrich has filed a solicitation/recommendation statement on Schedule 14D-9, all with respect to the Offer and the Merger (as defined in those documents). Diedrich stockholders are urged to read Peet’s prospectus/offer to purchase and the other offer documents contained in the registration statement, and Diedrich’s solicitation/recommendation statement, because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The registration statement (including the prospectus/offer to purchase and the other offer documents contained therein), the tender offer statement and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the Offer. The registration statement (including the prospectus/offer to purchase and certain other offer documents contained therein), as well as the tender offer statement and the solicitation/recommendation statement, are available to all stockholders of Diedrich at no expense to them. The registration statement (including the prospectus/offer to purchase and other offer documents), the tender offer statement and the solicitation/recommendation statement are available for free at the SEC’s website at www.sec.gov. Free copies of the prospectus and offer to purchase (and other offer documents) are also available from Peet’s by mail to Peet’s Coffee & Tea, Inc., 1400 Park Avenue, Emeryville, CA 94608, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement are available from Diedrich by mail to Diedrich Coffee, Inc., 28 Executive Park, Suite 200, Irvine, CA 92614, attention: Investor Relations. In addition, the prospectus/offer to purchase (and other offer documents) may also be obtained free of charge by directing a request to the Information Agent for the offer, Laurel Hill Advisory Group, LLC, 100 Wall Street, 22nd floor, New York, NY 10005 at 1-888-742-1305 (toll free). Continental Transfer & Trust Company is acting as depositary for the tender offer.

In addition to the foregoing materials filed with the SEC, Peet’s and Diedrich file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by Peet’s or Diedrich at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Peet’s and Diedrich’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Offer and the Merger

Peet’s will be, and certain other persons may be, soliciting Diedrich stockholders to tender their shares into the exchange offer. The directors and executive officers of Peet’s and the directors and executive officers of Diedrich may be deemed to be participants in Peet’s solicitation of Diedrich’s stockholders to tender their shares into the exchange offer.

Stockholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Peet’s and Diedrich in the exchange offer by reading the prospectus/offer to purchase and certain other offer documents, as well as the solicitation/recommendation statement.

About Peet’s Coffee & Tea, Inc.

Peet’s Coffee & Tea, Inc., (NASDAQ: PEET), is the premier specialty coffee and tea company in the United States. Founded in 1966 in Berkeley, California by Alfred Peet, an early tea authority who became widely recognized as the grandfather of specialty coffee in the U.S., Peet’s offers superior quality coffees and teas in multiple forms, by sourcing the best quality coffee beans and tea leaves in the world, adhering to strict high quality and taste standards, and controlling product quality though its unique direct store delivery selling and merchandising system. Peet’s is committed to strategically growing its business through many channels while maintaining the extraordinary quality of its coffees and teas. For more information about Peet’s Coffee & Tea, Inc. visit www.peets.com.

Forward Looking Statements

This press release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to the anticipated purchase price, sources of financing for the cash portion of the purchase price, future earnings per share, earnings dilution and accretion expected to result from the acquisition and the anticipated closing timing of the transaction. Forward-looking statements are based on management’s beliefs, as well as assumptions made by and information currently available to management, including financial and operational information, the company’s stock price volatility, and current competitive conditions. As a result, these statements are subject to various risks and uncertainties. The company’s actual results could differ materially from those set forth in forward-looking statements depending on a variety of factors including, but not limited to, actions taken by competing bidders for Diedrich, fluctuations in the market price of Peet’s common stock, legal and regulatory developments, general economic conditions, including the current recession and its ongoing negative impact on consumer spending, the company’s ability to implement its business strategy, attract and retain customers, and obtain and expand its market presence in new geographic regions; the availability and cost of high quality Arabica coffee beans; consumers’ tastes and preferences; complaints or claims by current, former or prospective employees or government agencies; and competition in its market as well as other risk factors as described more fully in the company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 28, 2008. These factors may not be exhaustive. The company operates in a continually changing business environment, and new risks emerge from time to time. Any forward-looking statements speak only as of the date of this press release.

Contacts:

Sard Verbinnen & Co

Paul Kranhold/Diane Henry, 415-618-8750